EXHIBIT 99.1

Student Transportation Announces Closing of Arrangement

TORONTO, April 27, 2018 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB)  (“STI” or the “Company”) is pleased to announce the closing of the previously announced plan of arrangement (the “Arrangement”) with Spinner Can AcquireCo Inc., a company sponsored by affiliates of Caisse de dépôt et placement du Québec and Ullico Inc. Under the terms of Arrangement, all of the issued and outstanding convertible debentures of STI were paid out and Spinner Can AcquireCo Inc. acquired all the issued and outstanding common shares and debentures of STI. Each holder of STI’s:

  common shares received US$7.50 in cash;

  6.25% Convertible Unsecured Subordinated Debentures due June 30, 2019 (the “Company 2013 Debentures”) received, for each C$1,000 principal amount of Company 2013 Debentures, US$909.8713 in cash; and

  5.25% Convertible Unsecured Subordinated Debentures due September 30, 2021 (the “Company 2016 Debentures” and, together with the Company 2013 Debentures, the “Debentures”) received, for each C$1,000 principal amount of Company 2016 Debentures, US$996.6910 in cash, in each case, subject to the terms and conditions of the Arrangement.

The common shares of STI will be de-listed from the TSX and the NASDAQ and the Debentures will be de-listed from the TSX. STI will apply to cease to be a reporting issuer in each of the provinces and territories of Canada.

Registered STI shareholders and debentureholders are reminded that they must properly complete, sign and return the letter of transmittal, along with their share certificate(s), to Computershare Trust Company of Canada, as depositary, in order to receive the consideration they are entitled to under the Arrangement. Non-registered STI shareholders or holders of Debentures will receive the consideration they are entitled to under the Arrangement through the intermediary in whose name their STI shares or Debentures, as applicable, are registered.

If any STI shareholder or debentureholder has questions with respect to the letter of transmittal, please contact the Depositary, toll free at 1-800-564-6253 within North America, or 514-982-7555 outside of North America, or by email at corporateactions@computershare.com.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. is an industry leader in student transportation, safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com

About Caisse de dépôt et placement du Québec (CDPQ)

Caisse de dépôt et placement du Québec (CDPQ) is a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans. As at December 31, 2017, it held C$298.5 billion in net assets. As one of Canada’s leading institutional fund managers, CDPQ invests globally in major financial markets, private equity, infrastructure, real estate and private debt. For more information, visit cdpq.com/en, follow us on Twitter @LaCDPQ or consult our Facebook or LinkedIn pages.

About Ullico Inc.

For more than 90 years, Ullico, the only labor-owned insurance and investment company, has been a proud partner of the labor movement, keeping union families safe and secure. From insurance products that protect union members, leaders and employers, to investments in building projects that have created thousands of union jobs, our customers continue to trust us with protecting their families, employees and investments. Through its infrastructure business, Ullico invests across all core sectors of infrastructure, including transportation, water, waste water, electricity transmission, and power generation. For more information, visit www.ullico.com.

Forward-Looking Statements

The information in this press release includes certain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. More particularly and without limitation, this press release contains forward-looking statements and information concerning the delisting of the STI securities from the TSX and NASDAQ (as applicable) and STI’s intention to cease to be a reporting issuer, which have been provided in reliance on certain assumptions that STI and the Purchaser believe are reasonable at the time. Forward-looking statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, ongoing objectives, strategies and outlook for STI. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release. Forward looking statements may in some cases be identified by words such as “will,” “plans,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should” or the negative of these terms, or similar expressions. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and STI undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Company Contacts:

Doug Coupe
Director of Communications & Investor Relations
Student Transportation Inc.
dcoupe@ridesta.com
(843) 884-2720

Thomas Kominsky
Chief Growth Officer
Student Transportation Inc.
tkominsky@ridesta.com
843-884-2720 x 242

CDPQ Contacts:

Canada
Maxime Chagnon
Senior Director, Media and Public Relations
+1 514 847 5493
mchagnon@cdpq.com

International
Cesaltine Gregorio
Senior Advisory Director, Global Media Relations
+1 212 596 6314
cgregorio@cdpq.com